UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Dayton Superior Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

240028308

(CUSIP Number)

December 19, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Odyssey Investment Partners Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,795,794

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,739,464

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,795,794

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 41.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DS Coinvestment I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,327,841

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,327,841

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,327,841

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.4%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DS Coinvestment II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,233

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,233

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,233

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.05%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Odyssey Coinvestors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 44,148

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 44,148

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,148

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.24%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Odyssey Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,132,868

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,076,538

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,132,868

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 53.9%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Odyssey Investment Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,132,868

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,076,538

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,132,868

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 53.9%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen Berger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,177,015

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,120,685

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,177,015

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 54.2%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William Hopkins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,177,015

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,120,685

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,177,015

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 54.2%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian Kwait

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,177,015

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,120,685

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,177,015

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 54.2%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Muzzafar Mirza

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,177,015

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,120,685

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,177,015

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 54.2%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Raymond E. Bartholomae

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 297,172

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,172

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.58%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward J. Puisis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 256,173

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 256,173

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 1.36%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eric R. Zimmerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 502,985

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 502,985

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 2.68%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Dayton Superior Corporation
	(b)	Address of Issuer’s Principal Executive Offices 7777 Washington Village Drive Dayton, Ohio 45459

Item 2.
(a)

Name of Person Filing
Odyssey Investment Partners Fund, LP
DS Coinvestment I, LLC
DS Coinvestment II, LLC
Odyssey Coinvestors, LLC
Odyssey Capital Partners, LLC
Odyssey Investment Partners, LLC
Stephen Berger
William Hopkins
Brian Kwait
Muzzafar Mirza
Raymond E. Bartholomae
Edward J. Puisis
Eric R. Zimmerman

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of Odyssey Investment Partners Fund, LP, DS Coinvestment I, LLC, DS Coinvestment II, LLC, Odyssey Coinvestors, LLC, Odyssey Capital Partners, LLC, Odyssey Investment Partners, LLC, Stephen Berger, William Hopkins, Brian Kwait and Muzzafar Mirza is:

c/o Odyssey Investment Partners Fund, LP
280 Park Avenue
New York, New York 10017

The address of the principal business office of Raymond Bartholomae, Edward Puisis and Eric Zimmerman is:

c/o Dayton Superior Corporation
7777 Washington Village Drive
Dayton, Ohio 45459

	(c)	Citizenship See Row 4 of each cover page.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share.
	(e)	CUSIP Number 240028308

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Odyssey Investment Partners Fund, LP is the record holder of 6,739,464 shares of the identified class of securities; DS Coinvestment I, LLC, is the record holder of 2,327,841 shares of the identified class of securities; DS Coinvestment II, LLC, is the record holder of 9,233 shares of the identified class of securities; and Odyssey Coinvestors, LLC, is the record holder of 44,148 shares of the identified class of securities. As the General Partner of Odyssey Investment Partners Fund, LP, Odyssey Capital Partners, LLC may be deemed to be the indirect beneficial owner of 9,076,538 (6,739,464 + 2,327,841 + 9,233) shares of the identified securities; and as the manager of Odyssey Investment Partners Fund, LP, Odyssey Investment Partners LLC may be deemed to be the indirect beneficial owner of 9,076,538 shares of the identified securities.

Each of Odyssey Investment Partners, LLC and Odyssey Capital Partners, LLC is managed by a four-person managing board.  All board action related to the voting or disposition of the identified securities requires approval of a majority of the applicable board.  The members of each managing board are Stephen Berger, William Hopkins, Brian Kwait and Muzzafar Mirza, each of whom in his capacity as a member of the managing boards of Odyssey Investment Partners, LLC and Odyssey Capital Partners, LLC may be deemed to share beneficial ownership of any securities beneficially owned by Odyssey Investment Partners, LLC or Odyssey Capital Partners, LLC, as applicable, although each disclaims any such beneficial ownership.

Odyssey Coinvestors, LLC is managed by a five-person managing board, and all board action related to the voting or disposition of the identified securities requires approval of a majority of its board.  The five members of the Odyssey Coinvestors, LLC managing board include the four members of the managing boards of each Odyssey Investment Partners, LLC and Odyssey Capital Partners, LLC listed above.  Each member of the managing board may be deemed to share beneficial ownership of any securities beneficially owned by Odyssey Coinvestors, LLC, although each disclaims any such beneficial ownership.

Raymond E. Bartholomae is the record holder of 297,172 shares of the identified class of securities; Edward J. Puisis is the record holder of 256,173 shares of the identified class of securities; and Eric R. Zimmerman is the record holder of 502,985 shares of the identified class of securities.  Messrs. Bartholomae, Puisis, and Zimmerman are each party to a voting agreement (as filed in connection with the Issuer’s initial public offering), whereby Messrs. Bartholomae, Puisis, and Zimmerman have agreed that Odyssey Investment Partners Fund, LP will be designated as attorney-in-fact to vote or act by written consent with respect to the shares owned by Messrs. Bartholomae, Puisis, and Zimmerman. Messrs. Bartholomae, Puisis, and Zimmerman disclaim any beneficial ownership as a result of the voting agreement.

(b) Percent of class: See Row 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Row 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See attached Exhibit 1 for the identity of each member of the group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2007

By:	/s/ R. CHARLES CASSIDY III,
ATTORNEY- IN-FACT FOR THE FOLLOWING
ENTITIES:

ODYSSEY INVESTMENT PARTNERS FUND, LP
DS COINVESTMENT I, LLC
ODYSSEY COINVESTORS, LLC
DS COINVESTMENT II, LLC
ODYSSEY CAPITAL PARTNERS, LLC
ODYSSEY INVESTMENT PARTNERS, LLC,
STEPHEN BERGER
WILLIAM HOPKINS
BRIAN KWAIT
MUZZAFAR MIRZA

By:	/s/ RAYMOND E. BARTHOLOMAE
Raymond E. Bartholomae

By:	/s/ EDWARD J. PUISIS
Edward J. Puisis

By:	/s/ ERIC R. ZIMMERMAN
Eric R. Zimmerman

EXHIBIT INDEX

Exhibit 1.    Identity of each member of the group as required by Item 8.